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                             YEAR 2000 PROJECT PLAN
                           FFP NEW HORIZONS FUND, INC.

I.     PROJECT GOAL

The Fund does not have its own employees, equipment or facilities, and its operations depend entirely on the services of third parties who have contracts with the Fund to manage various segments of its operations ("service providers"). The goal of the Fund's Year 2000 Project Plan is to obtain reasonable assurance that all Fund service providers have information technology that will accurately process date and time data prior to, during and after the year 2000, without impairing the Fund's operations, when used alone or in combination with such information technology of other parties.

II.    PROJECT TASKS AND TIMETABLE

The first phase of the Project Plan is to determine that all service providers are aware of the year 2000 problem, have assessed the impact of the problem on their operations (including identification of appropriate priorities for conversion, replacement or elimination of data processing equipment and applications), and have developed plans to convert, replace or eliminate data processing equipment and applications as necessary to meet the goal of the Project Plan. This phase of the Project Plan should be completed no later than October 1, 1998.

The second phase of the Project Plan is to determine that all service providers have converted, replaced or eliminated data processing equipment and applications in accordance with their plans. This phase of the Project Plan should be completed no later than March 30, 1999.

The third phase of the Project Plan is to determine that all service providers have tested, verified and validated their converted or replaced data processing equipment and applications, both internally and through interfaces with the information technologies of other appropriate persons, in an operational environment. This phase of the Project Plan should be completed no later than June 30, 1999.

The fourth phase of the Project Plan is to develop contingency plans for the retention of other service providers to replace those service providers whose performance is not proceeding satisfactorily on the schedule set forth above. Such replacement service providers should be identified and arrangements made for their retention (either immediately or on a contingent basis) no later than June 30, 1999.

The final phase of the Project Plan is monitoring the services of the fund's service providers upon implementation of the information technology which they have represented complies with the goals of the Project Plan, and retention of other service providers if necessary to ensure that the goals of the Project Plan are achieved. This phase of the Project Plan will be ongoing.

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III.   PROJECT RESPONSIBILITY

FFP Advisory Services, Inc. (The "Investment Adviser") shall be responsible for implementation of the Project Plan. The Investment Adviser shall notify the Board of Directors of the names of one or more of its employees who shall be responsible for the day-to-day implementation of the Project Plan. Except with respect to the Investment Adviser's own information technology, the Investment Adviser be entitled to rely on reasonably detailed reports from the Fund's other service providers with to their plans and progress in implementing their plans, and shall not be required to undertake independent investigations of the service providers' plans or progress (other than reasonable evaluation of and inquiries based on the written materials submitted to the Investment Adviser). The Investment Adviser shall provide a written report to the Board of Directors at each meeting of the board, and at such other times as it deems appropriate, with respect to the progress of implementation of the Project Plan.

Dated: October 1, 1998

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